 AMPERE

Reasons to Invest   30% Bonus Shares   The Tech   The Team   Discussion   FAQs   INVEST NOW

📈 **Amount raised:**

$0,000 $120,000

Invest in the biggest eyewear innovation in more than 50 years



We've made the world's first pair of app-enabled electrochromic, tint-changing smart sunglasses. Now, we're opening up the opportunity for you to join us as investors as we aim to revolutionize the $160B global eyewear market.[1]

INVEST NOW

$4.00
Price per Share

$496
Min. Investment

31,000
Shares Offered

Offering Circular   FORM C

AS SEEN IN

 c|net   Entrepreneur   THE WALL STREET JOURNAL    SPY    GQ    Esquire

You own the glasses, now you can own part of the company



Reels
4M views
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10M views
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These are NO...al Sunglasses



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7.5M views
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 AMPERE

Reasons to Invest   30% Bonus Shares   The Tech   The Team   Discussion   FAQs   INVEST NOW

Reasons to invest today



Revolutionizing a $160B market

As a market leader in a new and exciting technology, we believe there is an incredible opportunity for growth in the $160B global eyewear market.



680% YoY gross revenue growth

In 2022, we had $4M in gross revenue and nearly triple-digit growth in every channel. And we are just getting started. With an ambitious product pipeline we believe we're well positioned to continue to grow.



Experienced electronics team

With over 50 years of combined experience, the Ampere team can design, develop, and manufacture innovative tech products at scale.



Strong intellectual property portfolio

With 6 patents published, 4 pending, and 7 exclusively licensed, our innovative technology is well protected.



50,000+ customers

Ampere has a large customer base, a strong repeat customer rate, and a high customer lifetime value which provides a solid foundation for growth.



1,500 stores planned in 2023

Last year, we experienced 456% YoY retail growth. We have a global distribution network and are in talks with the largest US and global retailers and the largest US and global optical groups.



150M video views

With 40M organic social media views alone, our thumb-stopping tech is reaching new audiences and driving brand awareness.



Making tech sustainable

Our dedication to sustainable tech involves 100% plastic-free packaging, eco-friendly materials, carbon-neutral orders, and more.

Exclusive investor perks:
Invest $996+ and get a pair of Dusk with your investment

INCLUDES DUSK				
Level 1	**Level 2**	**Level 3**	**Level 4**	**Level 5**
INVEST FROM	INVEST FROM	INVEST FROM	INVEST FROM	INVEST FROM
$496+	**$996+**	**$2,496+**	**$4,996+**	**$9,996+**
INCLUDES	INCLUDES	BONUS SHARES INCLUDED 5%	BONUS SHARES INCLUDED 10%	BONUS SHARES INCLUDED 15%
⊘ 15% Lifetime Discount	⊘ 15% Lifetime Discount	INCLUDES	INCLUDES	INCLUDES
⊘ Investor Swag Kit (worth $120)	⊘ Investor Swag Kit (worth $140)			



Reasons to Invest   30% Bonus Shares   The Tech   The Team   Discussion   FAQs   INVEST NOW

(worth $368)

Invest and earn up to 30% more shares

+6%
if you invest in the
first 48 hours

+5%
if you're an existing
Ampere customer

+5%
if you invest
$2,496+ or more

*Bonuses can stack up to a total maximum of 30%

Why should you invest?
Download our pitch deck.

Sign up to get our investor pitch deck to learn more and be the first to know about future updates.

GET THE PITCH DECK



Say hello to Dusk, the future of sunglasses

Dusk are the world's first pair of app-enabled electrochromic, tint-changing smart sunglasses.

The $160B eyewear market is built on outdated tech



Reasons to Invest   30% Bonus Shares   The Tech   The Team   Discussion   FAQs   INVEST NOW

Smart sunglasses
are big and bulky, and for most, the only "smart" feature is the audio.

Photochromic sunglasses
are slow and unfashionable, and designed with outdated technology.

Sources:
$157B global eyewear market
$61B global wearables market
$6B photochromic glasses market



$160B
Global Eyewear Market

$61B
Wearables Market

$6B
Photochromic Eyeglasses Market

Dusk are dynamic, the way sunglasses should be

Users can personalize their Dusk experience through the Ampere app with instant tint adjustment, InstaOptic™, HuddleMode™ and more.





Our revolutionary tech is hard to copy

6
Issued patents

4
Patents pending

7
Exclusively licensed patents

32
Registered trademarks

 AMPERE

Reasons to Invest   30% Bonus Shares   The Tech   The Team   Discussion   FAQs   INVEST NOW

Ampere was one growing DTC cons brands i



Dusk lenses leverage liquid crystal film. The orientation of liquid crystal molecules can be modulated by varying the electric field, allowing for instantaneous, customizable tint adjustment.

+647%

 shopify

+781%

INDIEGOGO.
KICKSTARTER

INVEST NOW

The level of innovation you've achieved, with the limited resources you've had, is amazing

- Head of Innovation
Multi-billion dollar optical company

And we're just getting started

We have an ambitious product roadmap for the Dusk line, with new frames, new lenses, and new tech.



Dusk



Dusk Sport



Dusk RX



Dusk Goggles



Dusk Indoor

 AMPERE

Reasons to Invest   30% Bonus Shares   The Tech   The Team   Discussion   FAQs   INVEST NOW

Available now   Available now   Launching Summer, 2024   Coming Soon   Coming Soon

We believe that Dusk Rx will accelerate our growth

We believe we'll be unlocking massive growth opportunities by launching Dusk Rx. 79% of the $160B global eyewear market is prescription spectacles. We believe Dusk Rx is set to revolutionize that.

Accommodates prescriptions from +/- 2 CYL, +/-4 SPH (80% of customers)

More ambitious applications are on the horizon



Augmented reality

- ⊘ Gaming
- ⊘ Metaverse
- ⊘ Messaging display



Potential medical applications

- ⊘ Dyslexia
- ⊘ Irlen syndrome
- ⊘ Age-related macular degeneration

It's time to *transition* to Dusk















AMPERE Reasons to Invest | 30% Bonus Shares | The Tech | The Team | Discussion | FAQs | INVEST NOW

Adjustable Tint	✓	X	✓	X
Manually Controlled Tint	✓	X	X	X
Tint Change Speed	0.1 secs	X	3+ minutes	X
Works in Cars and Uneven Lighting	✓	X	X	X
App-enabled	✓	X	X	✓

Customers around the world love Dusk

★★★★★

I'm impressed. The dusk glasses live up to the hype. Sleek, comfortable and very convenient. I'm so happy to have it. It's a proper game changer for me.

Another reason to invest? Our winning team.

Digital marketing veterans with over $50M raised on product crowdfunding and an experienced electronics team with more than 50 years combined experience.

Reid Covington
CEO, Co-founder

Claire Miles
Chief Creative Officer

Chase Larson
COO, Co-founder

George Zhao
Head of Manufacturing

Li Fenghua, PhD
Technical Advisor

No
Proc













AMPERE Reasons to Invest 30% Bonus Shares The Tech The Team Discussion FAQs INVEST NOW

- Raised $50M+ on product crowdfunding since 2016.
- Officially recognized Kickstarter Expert.
- Featured on CBS' Innovation Nation x 2.

- Formerly at Jawbone.
- 5 patents published and 5 patents pending.

University.

- Head of Flexible Liquid Crystal Engineering Technology Center of Guangdong.

Ci
ar

- Hi
bo
Av

We believe we have an innovative business model, game-changing products, strong IP, and a world-class team with a track record for execution.

With your investment, we aim to take Ampere to the next level.

INVEST NOW

Frequently asked questions

What is your share price?

$4 per share.

What is the minimum investment?

$996 is the minimum investment.

Where can people buy Dusk sunglasses right now?

To purchase Dusk sunglasses, please visit our website: https://ampere.shop/



However, an exit opens up the opportunity where you could convert your shares into cash or a more liquid asset. Exits include going public, getting acquired by a larger company, or our company buying back shares. If the value of our company grows, then you have a higher potential of making a profit on your investment during one of these exits.

How do I get a return on my investment?   ⌃

Investing in startups is risky and there is no guarantee you will get a return on your investment. However, an exit opens up the opportunity where you could convert your shares into cash or a more liquid asset. Exits include going public, getting acquired by a larger company, or our company buying back shares. If the value of our company grows, then you have a higher potential of making a profit on your investment during one of these exits.

Why invest in startups?   ⌃

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

What are the tax implications of an equity crowdfunding investment?   ⌃

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

What do I need to know about early-stage investing? Are these investments risky?   ⌃

There will always be some risks involved when investing in a startup, such as the company going out of business, having limited voting power (due to dilution), and the timeline to exit. That's why we recommend startups be part of a more balanced, overall investment portfolio as high-risk, high-return assets.

When will I get my investment back?   ⌃

Since Ampere is a private company, our shares can't be easily traded or sold on an exchange. That said, there are two potential scenarios where you can receive a return on investment: 1) We get acquired by another company or 2) We go public. These can take five to seven years in the life of the company. In either case, investors receive a pro-rata share of the payments that occur. But if an early-stage business fails, investors get nothing. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. It involves a high degree of risk, so people who can't afford to lose their entire investment should not invest in startups.

Can I sell my shares?   ⌃

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.

Exceptions to limitations on selling shares during the one-year lockup period: ⌃

In the event of death, divorce, or similar circumstance, shares can be transferred to:
- The company that issued the securities
- An accredited investor



Reasons to Invest   30% Bonus Shares   The Tech   The Team   Discussion   FAQs   INVEST NOW

How do I keep up with how the company is doing? ⌃

At a minimum, the company will be filing with the SEC and posting on its website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company. The company will also send regular updates to its investors via email.

What relationship does the company have with DealMaker Securities? ⌃

Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

What happens if a company does not reach their funding target? ⌃

If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

My question is not listed here. How can I get in touch with the company directly? ⌃

Please email your question to invest@amperetech.co and a member of our team will get back to you shortly.

Join Discussion





INVEST IN THE FIRST 48 HOURS AND GET 6% BONUS SHARES

AMPERE

Reasons to Invest | 30% Bonus Shares | The Tech | The Team | Discussion | FAQs | INVEST NOW

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1. Eyewear market size, Statista: https://www.statista.com/statistics/300087/global-eyewear-market-value/

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 105 Maxess Road, Suite 124, Melville, NY 11747, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself. Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

Gross revenue is a financial metric not prepared and presented under generally accepted accounting principles in the United States (GAAP) -- a non-GAAP financial measure, Gross revenue includes items not typically included in revenue under GAAP such as amounts related to discounts and returns. Please review the financial statements of Ampere, LLC for a reconciliation between this measure and our revenue under U.S. GAAP. These non-GAAP financial measures are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with GAAP. These measures may be different from non-GAAP financial measures used by other companies, limiting their usefulness for comparison purposes.

Ampere gross revenue for 2022 was $3,981,572 vs $510,531 for 2021 representing 679.89% YoY revenue growth. These figures are based on self-certified financial statements. Audited financials are in progress. Actual amount could be materially different from the audited financials.

Ampere gross wholesale/retail revenue for 2022 was $175,206 vs $31,517 for 2021 representing 455.91% YoY revenue growth. These figures are based on self-certified financial statements. Audited financials are in progress. Actual amount could be materially different from the audited financials.

We note that the discussions with retailers, like Walmart and Decathlon, are just discussions, there is no guarantee that these discussions will lead to any agreements on favorable terms (including in a reasonable timeframe) or any agreement at all.